SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

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SCHEDULE 13E-3

(RULE 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

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Jingwei International Limited

(Name of the Issuer)

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Jingwei International Limited

George (Jianguo) Du

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

47759G 108

(CUSIP Number of Class of Securities)

Mr. George (Jianguo) Du

Chairman and Chief Executive Officer

Jingwei International Limited

Room 701-702, Building 14, Keji C. Rd., 2nd, Software Park

Nanshan District, Shenzhen, PRC 518057

+ 86-0755-83437888

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

with copies to:

Mitchell S. Nussbaum

Norwood P. Beveridge Jr.

Loeb & Loeb LLP

345 Park Avenue

New York, NY 10154

(212) 407-4000

__________________

This statement is filed in connection with (check the appropriate box):

a. ☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Act of 1934.

b. ☐	The filing of a registration statement under the Securities Act of 1933.

c. ☐	A tender offer.

d. ☒	None of the above.

☐	Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing fee is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$2,000,000	$400.00 (3)

(1)	Estimated maximum price to be paid in lieu of issuance of fractional shares of common stock based upon the aggregate number of shares owned by holders of less than 20,000 pre-reverse stock split shares.

(2)	Determined pursuant to Exchange Act Rule 0-11(b)(1), as amended by multiplying the transaction value of $2,000,000 by one-fiftieth of one percent.

(3)	Previously Paid on the initial filing of this Schedule 13E-3 Transaction Statement.

☐	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

INTRODUCTION

This Amendment No. 2 to Rule 13E-3 Transaction Statement (as so amended, the “Schedule 13E-3”), is being filed by Jingwei International Limited, a Nevada corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”), under Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 promulgated thereunder, in connection with a proposed “going private” transaction. The primary purpose of the going private transaction is to reduce the number of record holders of the Company’s common shares, par value $0.001 per share (the “Common Shares”) to fewer than 300 in connection with our voluntary delisting from the NASDAQ Global Market (“NASDAQ”) and allowing the Company to suspend its reporting obligations under Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

To accomplish this reduction in the number of record holders of the Common Shares, the Company will effect a reverse stock split of the Common Shares, whereby each 20,000 Common Shares outstanding as of the effective date of the reverse stock split will be converted into one whole Common Share (the “Reverse Stock Split”). In lieu of issuing any fractional shares to stockholders owning fewer than 20,000 pre-Reverse Stock Split shares, the Company will make a cash payment equal to $2.20 per pre-Reverse Stock Split share to such stockholders. Accordingly, stockholders owning fewer than 20,000 pre-Reverse Stock Split shares, after the Reverse Stock Split, will have no further interest in the Company, no longer be stockholders of the Company and will be entitled to receive only a cash payment equal to $2.20 multiplied by the number of pre-Reverse Stock Split shares owned by them. The stockholders who will be cashed out as a result of the Reverse Stock Split own, in the aggregate, less than 10% of the Common Shares outstanding immediately before the Reverse Stock Split. The Reverse Stock Split will also provide for a corresponding decrease in the number of authorized Common Shares from 75,000,000 shares to 3,750 shares.

The total amount of funds necessary to make cash payments to shareholders in connection with the Transaction and for related expenses is estimated to be approximately $2,300,000. The funds for the Transaction will come from our Chairman and Chief Executive Officer, Mr. George (Jianguo) Du. Mr. Du will enter into a Funding and Indemnification Agreement (the “Funding Agreement”) pursuant to which Mr. Du will fund the amount required to cash-out fractional shares. Mr. Du expects to satisfy its obligations under the Funding Agreement using his personal funds. Following the funding of the amount required to cash-out fractional shares and in consideration of Mr. Du assuming our obligation to cash-out fractional shares, we will issue Mr. Du a number of common shares equal to the amount he funded divided by $2.20 (rounded to the nearest whole share).

Following the Reverse Stock Split and its voluntary delisting from NASDAQ, the Company will have fewer than 300 stockholders of record. As a result, the Company will be eligible to, and intends to, suspend its reporting obligations under Section 15(d) of the Exchange Act, after which time the Company will no longer be subject to the reporting requirements under the Exchange Act.

After the completion of the Reverse Stock Split, the Company will effect a one-to-20,000 forward stock split (the “Forward Stock Split”) for those stockholders who hold at least one whole post-Reverse Stock Split share by converting all post-Reverse Stock Split shares held by such stockholders to a number of shares of our common stock equal to the number of such post-Reverse Stock Split shares multiplied by 20,000. The Forward Stock Split will also provide for a corresponding increase in the number of authorized shares of Common Shares from 3,750 to 75,000,000 shares.

Under Nevada law and the Amended and Restated Articles of Incorporation of the Company (the “Articles of Incorporation”), the Board of Directors of the Company (the “Board”) may amend the Articles of Incorporation to implement the Reverse Stock Split and the Forward Stock Split without the approval of the stockholders. Therefore, the Company is not seeking stockholder approval for these actions, and no vote is sought in connection with these actions. In addition, stockholders who receive cash in lieu of fractional shares will be entitled to appraisal rights for the “fair value” of their fractional share under Nevada law. The Reverse Stock Split and the Forward Stock Split will be conducted upon the terms and subject to the conditions set forth in the Company’s disclosure statement, which is attached as Exhibit (a) to this Schedule 13E-3 (the “Disclosure Statement”). The information contained in the Disclosure Statement, including all exhibits thereto, is hereby expressly incorporated herein by this reference. Capitalized terms used but not defined herein shall have the meanings given to them in the Disclosure Statement.

Item 1. Summary Term Sheet. The information set forth in the Disclosure Statement under the caption “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information .

(a) Name and Address .. The information set forth in the Disclosure Statement under the caption “Company Information - The Company” is incorporated by reference.

(b) Securities . The information set forth in the Disclosure Statement under the caption “Company Information - Company Securities” is incorporated by reference.

(c) Trading Market and Price . The information set forth in the Disclosure Statement under the caption “Company Information - Company Securities” is incorporated by reference.

(d) Dividends . The information set forth in the Disclosure Statement under the caption “Company Information - Company Securities” is incorporated by reference.

(e) Prior Public Offerings .. The information set forth in the Disclosure Statement under the captions “Company Information - Company Securities” and “Company Information - Security Ownership of Certain Beneficial Owners and Management” is incorporated by reference.

(f) Prior Stock Purchases .. The information set forth in the Disclosure Statement under the captions “Company Information - Company Securities” and “Company Information - Security Ownership of Certain Beneficial Owners and Management” is incorporated by reference.

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Item 3. Identity and Background of the Filing Person .

(a) Name and Address .. Jingwei International Limited, the subject company, and Mr. George (Jianguo) Du, the Chairman and Chief Executive Officer are the filing persons of this Schedule 13E - 3. The Company’s principal executive offices are located at Room 701-702, Building 14, Keji C. Rd., 2nd, Software Park, Nanshan District, Shenzhen, PRC 518057, and its telephone number is + 86-0755-83437888 and Mr. Du’s offices and telephone number are the same as the Company’s. Mr. Du, as the subject company’s Chairman and Chief Executive Officer and a significant shareholder, is an affiliate of the subject company. The information set forth in the Disclosure Statement under the captions “Company Information - About the Company,” “Company Information - Security Ownership of Certain Beneficial Owners and Management” and “Company Information - Management” is incorporated by reference.

(b) Business and Background of Entities . The information set forth in the Disclosure Statement under the caption “Introduction - Security Ownership of Certain Beneficial Owners and Management” is incorporated by reference.

(c) Business and Background of Natural Persons . The information set forth in the Disclosure Statement under the captions “Company Information - Security Ownership of Certain Beneficial Owners and Management” and “Company Information - Management” is incorporated by reference. Mr. Du is a Chinese citizen.

Item 4. Terms of the Transaction .

(a) Material Terms .. The information set forth in the Disclosure Statement under the captions “Summary Term Sheet,” “Special Factors,” “Other Matters Related to the Transaction - Shareholder Approval,” and “Other Matters Related to the Transaction - Certain Material U.S. Federal Income Tax Consequences” is incorporated by reference.

(c) Different Terms .. The information set forth in the Disclosure Statement under the captions “Special Factors - Effects of the Transaction” and “Other Matters Relating to the Transaction - Potential Conflicts of Interests” is incorporated by reference.

(d) Appraisal Rights .. The information set forth in the Disclosure Statement under the caption “Other Matters Related to the Transaction - Dissenters’ Rights” is incorporated by reference.

(e) Provisions for Unaffiliated Security Holders . The Company has not made any provision to grant its unaffiliated stockholders access to the corporate files of the Company or to obtain counsel or appraisal services for such unaffiliated stockholders at the expense of the Company.

(f) Eligibility for Listing or Trading . Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements .

(a) Transactions . On September 23, 2011, the Company, New Yulong Information Technology Co. Ltd. (“New Yulong IT”), a wholly owned subsidiary of the Company, and Mr. Du, entered into a Stock Purchase Agreement (the “Purchase Agreement”), pursuant to which New Yulong IT agreed to sell and Mr. Du agreed to acquire all of the outstanding shares of Beijing New Media Advertising Co. Ltd. (“Beijing New Media”). Under the terms of the Purchase Agreement, Mr. Du paid New Yulong IT a purchase price of $858,149, which is equal to the net book value of Beijing New Media, which purchase price was paid in full at closing on September 29, 2011.

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(b) Significant Corporate Events .. None.

(c) Negotiations or Contacts .. The information set forth in the Disclosure Statement under the caption “Special Factors - Background of the Transaction” is incorporated by reference .

(e) Agreements Involving the Company’s Securities . The information set forth in the Disclosure under the captions “Special Factors,” “Other Matters Related to the Transaction – Source and Amount of Funds,” “Company Information - Company Securities,” and “Company Information - Security Ownership of Certain Beneficial Owners and Management” is incorporated by reference.

Item 6. Purposes of the Transaction and Plans or Proposals .

(b) Use of Securities Acquired . The fractional shares of common stock acquired by the Company in the Reverse Stock Split will be cancelled and returned to the status of authorized but unissued shares. The information set forth in the Disclosure under the caption “Other Matters Related to the Transaction – Source and Amount of Funds” is incorporated by reference.

(c)(1) - (c)(8) Plans .. The transaction is a Reverse Stock Split followed by a Forward Stock Split. The information set forth in the Disclosure Statement under the captions “Special Factors - Purpose of the Transaction” and “Special Factors - Effects of the Transaction” is incorporated by reference.

Item 7. Purposes, Alternatives, Reasons and Effects .

(a) Purposes . The information set forth in the Disclosure Statement under the captions “Special Factors - Background of the Transaction” and “Special Factors - Purpose of the Transaction” is incorporated by reference.

(b) Alternatives .. The information set forth in the Disclosure Statement under the caption “Special Factors - Background of the Transaction” is incorporated by reference.

(c) Reasons . The information set forth in the Disclosure Statement under the caption “Special Factors - Reasons for the Transaction” is incorporated by reference.

(d) Effects . The information set forth in the Disclosure Statement under the captions “Special Factors - Effects of the Transaction on the Company,” “Special Factors-Effects of the Transaction on Mr. Du,” and “Other Matters Related to the Transaction – Certain Material U.S. Federal Income Tax Consequences” is incorporated by reference.

Item 8. Fairness of the Transaction .

(a) Fairness . The information set forth in the Disclosure Statement under the caption “Special Factors - Fairness of the Transaction” is incorporated by reference.

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(b) Factors Considered in Determining Fairness . The information set forth in the Disclosure Statement under the captions “Special Factors—Summary of Fairness Opinion” and “Special Factors - Fairness of the Transaction” is incorporated by reference.

(c) Approval of Security Holders . The information set forth in the Disclosure Statement under the caption “Other Matters Related to the Transaction - Shareholder Approval” is incorporated by reference.

(d) Unaffiliated Representative .. No one retained any unaffiliated representative to act solely on behalf of unaffiliated security holders for any purpose. The information set forth in the Disclosure Statement under the caption “Special Factors - Fairness of the Transaction” is incorporated by reference.

(e) Approval of Directors .. The information set forth in the Disclosure Statement under the caption “Special Factors - Fairness of the Transaction” is incorporated by reference.

(f) Other Offers .. None.

Item 9. Reports, Opinions, Appraisals and Negotiations .

(a) Report, Opinion or Appraisal . The information set forth in the Disclosure Statement under the captions “Questions and Answers About the Transaction,” “Special Factors—Fairness of the Transaction” and in Exhibit (c) hereto is incorporated herein by reference.

(b) Preparer and Summary of the Report, Opinion or Appraisal . The information set forth in the Disclosure Statement under the captions “Questions and Answers About the Transaction,” “Special Factors—Fairness of the Transaction” and “Special Factors-Background of the Transaction,” and in Exhibit (c) hereto is incorporated herein by reference.

(c) Availability of Documents .. The information set forth in the Disclosure Statement under the caption “Special Factors—Summary of Fairness Opinion” is incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration .

(a)-(d) Source of Funds; Conditions; Expenses; Borrowed Funds . The information set forth in the Disclosure Statement under the caption “Other Matters Related to the Transaction - Source and Amount of Funds” is incorporated by reference.

Item 11. Interest in Securities of the Subject Company .

(a) Securities Ownership .. The information set forth in the Disclosure Statement under the caption “Company Information - Security Ownership of Certain Beneficial Owners and Management” is incorporated by reference.

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(b) Securities Transactions .. The information set forth in the Disclosure Statement under the captions “Company Information - Company Securities” and “Company Information - Security Ownership of Certain Beneficial Owners and Management” is incorporated by reference.

Item 12. The Solicitation or Recommendation .

(d) Intent to Tender or Vote in a Going-Private Transaction . Not Applicable.

(e) Recommendation of Others . Not applicable.

Item 13. Financial Information .

(a) Financial information .. The information set forth in the Disclosure Statement under the caption “Financial and Other Information” is incorporated by reference.

(b) Pro Forma information .. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used .

(a)-(b) Solicitations or Recommendations; Employees and Corporate Assets . Not applicable.

Item 15. Additional Information .

(b) Other Material Information .. The information set forth in the Disclosure Statement and each Exhibit thereto is incorporated by reference.

Item 16. Exhibits .

(a) (3) Disclosure Statement to be mailed to stockholders of the Company.

(a)(5)(i) Financial statements and notes thereto included in the Annual Report on Form 10-K for the year ended December 31, 2010, as amended by Amendments No. 1 and 2 thereto on Form 10-K/A (incorporated by reference to such report filed with SEC on March 31, 2011, September 20, 2011 and March 9, 2012, respectively).

(a)(5)(ii) Financial statements and notes thereto included in the Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 (incorporated by reference to such report filed with the SEC on November 14, 2011).

(a)(5)(iii) Press Release dated February 16, 2012 (previously filed).

(b) Not applicable.

(c) The opinion of American Appraisal China Limited, dated February 16, 2012, attached as Exhibit A to the Disclosure Statement, is incorporated herein by reference.

(d) Funding and Indemnification Agreement, dated February 16, 2012, between the Company and George (Jianguo) Du (previously filed).

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(f) Summary of Dissenters’ Rights (included in the Disclosure Statement under the caption “Other Matters Related to the Transaction - Dissenters’ Rights”); Sections 92A.300 to 92A.500 of the Nevada Revised Statutes (included as Annex B to the Disclosure Statement).

(g) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JINGWEI INTERNATIONAL LIMITED

By:	/s/ George (Jianguo) Du
Name:	George (Jianguo) Du
Title:	Chairman and Chief Executive Officer

By:	/s/ George (Jianguo) Du
Name:	George (Jianguo) Du

Date: March 9, 2012

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